Exhibit 1.02

Bolt Technology Corporation

Conflict Minerals Report

For The Year Ended December 31, 2013

This is the Conflict Minerals Report for Bolt Technology Corporation and its subsidiaries (the “Company,” “we,” or “our”) for the calendar year ended December 31, 2013. This report has been prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

The Company conducted an analysis of its products across its four reportable segments and determined that conflict minerals were present in or critical to the functionality of certain of its products, including in the electrical components of our seismic energy sources, seismic energy controllers and underwater robotic vehicles, and in the pin component of our underwater cables and connectors. Therefore, in accordance with the Rule, the Company conducted due diligence on the source and chain of custody of those conflict minerals in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, an internationally recognized due diligence framework.

The Company has determined, in good faith, that its conflict minerals procurement in calendar year 2013 are “DRC conflict undeterminable,” as defined by the Rule, because we have been unable to determine the origin of conflict minerals used in our products for the following reasons: (1) our complex supply chain, (2) we do not purchase conflict minerals directly from smelters, (3) we do not make purchases of raw ore or unrefined conflict minerals, (4) we do not purchase conflict minerals directly from the Democratic Republic of the Congo or an adjoining country, (5) some suppliers provided incomplete responses to our due diligence inquiries and (6) some suppliers did not respond to our due diligence inquiries.

Our Conflict Minerals Report was not subjected to an independent private sector audit (“IPSA”) since the Rule does not require an IPSA for the first two years following November 13, 2012 if the result of due diligence is “DRC conflict undeterminable.”

We relied on our direct suppliers to provide information on the origin of the conflict minerals contained in our products. The due diligence process we used to try to determine the origin of conflict minerals contained in our products included: (1) sending letters to our direct suppliers, explaining the Rule and referring the suppliers to online training materials and instructions; (2) conducting a supply-chain survey with our direct suppliers using the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template to, among other things, identify the smelters and refiners of conflict minerals contained in our products and to determine if such minerals are from scrap and recycled sources; (3) reviewing responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses; and (4) sending reminders to suppliers who did not respond to our requests for information.

The Company has also implemented a Conflict Free Minerals Policy and has posted this policy on its website. The Company’s objective for the time period after December 31, 2013 is to work with our suppliers in striving to become DRC conflict free. This would include improving the information gathered from due diligence, increasing supplier response rates, and improving supplier completion of the EICC/GeSI Conflict Minerals Reporting Template, such as identification and location of smelters versus the EICC/GeSI Conflict Free Smelter List.